COHEN & STEERS MLP & ENERGY OPPORTUNITY FUND, INC.

1166 Avenue of the Americas, 30th Floor

New York, New York 10036

February 16, 2024

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Attn:  David L. Orlic, Esq.

Re:	Cohen & Steers MLP & Energy Opportunity Fund, Inc. (the “Fund”)

Registration Numbers: 333-189934; 811-22867 (the “Registration Statement”)

Dear Mr. Orlic,

On behalf of the Fund, thank you for your oral comments provided on January 4, 2024 regarding your review of the Fund’s Post-Effective Amendment to its Registration Statement, filed on November 20, 2023 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement was filed to effect changes in the Fund’s investment strategies and to reflect a change in Fund’s name to Cohen & Steers Future of Energy Fund, Inc.

On or about March 28, 2024, the Fund intends to transmit for filing an amendment to the Registration Statement (the “Amendment”) pursuant to Rule 485(b) under the Securities Act, marked to show changes made in response to your comments, as well as to include financial statements as of the Fund’s fiscal year ended November 30, 2023 and to make other non-material changes to the Registration Statement.

For your convenience, your oral comments have been restated below in their entirety. The Fund’s response follows each comment. References in the responses to the Fund’s prospectus (the “Prospectus”) or statement of additional information are to those to be filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

PROSPECTUS

Fund Fees and Expenses

1.	Staff Comment: Please confirm to the Staff that the adviser does not recoup any of the waived fees.

Response: We do so confirm.

Principal Investment Strategies

2.

Staff Comment: Please disclose how the adviser will determine that companies are “energy companies” or “traditional-, alternative-, renewable- and clean-energy companies” or “natural resource companies.” Please also disclose how “associated businesses” will be determined for the purposes of the 80% investment policy.

Response: For purposes of the Fund’s 80% investment policy, the adviser will determine whether companies are “energy companies”; “traditional-, alternative-,renewable- and clean-energy companies”; “natural resource companies”; or “associated businesses” based on reference to Bloomberg Industry Classification Standard (“BICS”) categories, including, but not limited to, “utilities,” “oil & gas”, “renewable energy” and “materials.”

The Fund will add the following explanatory disclosure as a new second paragraph under “Investment Strategies and Policies—Additional Information Regarding Fund Investments” in the statement of additional information:

Unless otherwise disclosed in a Fund’s prospectus, to the extent that a Fund has an 80% policy to invest in companies in one or more specific sectors, industries or sub-industries, in determining whether a particular company is in such sector, industry, or sub-industry, the Advisor will utilize third-party industry classification standards, such as the Global Industry Classification Standard (GICS), the Bloomberg Industry Classification Standard (BICS), the Industry Classification Benchmark (ICB) or other similar or successor standards. The use of such standards is not part of a Fund’s 80% investment policy and can be changed without providing 60 days’ prior written notice to shareholders.

Fund Performance

3.	Staff Comment: Please include returns from the calendar year ended December 31, 2023.

Response: We respectfully note that the returns for 2023 were not included in the prospectus included in the Fund’s registration statement filing pursuant to Rule 485(a) because it was filed before the end of the year. The Amendment will include returns from calendar year 2023.

Principal Risks of Investing in the Fund

4.	Staff Comment: Please add the following risks, or advise why you believe they are not necessary:

If the Fund retains an MLP investment until basis is reduced to zero, subsequent distributions from the MLP will be taxable to the Fund at ordinary income rates.

If an MLP in which the Fund invests amends its partnership tax return, shareholders may receive a corrected 1099 from the Fund, which could, in turn, require shareholders to amend their own federal, state or local tax returns.

Response: The Fund will add the referenced risks under “Taxation—Investments in Master Limited Partnerships and Certain Non-U.S. Entities” in the statement of additional information, with the changes shown below:

If the Fund retains an MLP investment until basis is reduced to zero, subsequent distributions from the MLP will ~~be taxable to the Fund at ordinary income rates~~ result in the receipt of taxable income by the Fund, which may include income taxable as ordinary income when distributed by the Fund to shareholders.

If an MLP in which the Fund invests amends its partnership tax return, shareholders may receive a corrected 1099 from the Fund, which could, in turn, require shareholders to amend their own federal, state or local tax returns.

*   *   *   *   *

We hope the Staff finds the revisions in the Amendment responsive to comments on the Post-Effective Amendment to the Registration Statement. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9347.

Very truly yours,

/s/ Dana DeVivo

Dana DeVivo

Secretary and Chief Legal Officer

cc: Michael Doherty, Ropes & Gray LLP